SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

(Amendment No.  2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a)
AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Ormat Technologies, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
686688-10-2
(CUSIP Number)
Steve Kronengold, Esq.
SRK Law Offices
7 Oppenheimer Street
Rabin Science Park
Rehovot, Israel 76703
+(972)(8) 936-0999
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 2, 2010
(Date of Event Which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	686688-10-2	13D	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS Ormat Industries Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

	7	SOLE VOTING POWER

NUMBER OF		26,449,617 shares of common stock

SHARES	8	SHARE VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,449,617 shares of common stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,449,617

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.22%

14	TYPE OF REPORTING PERSON

CO

Item 1. SECURITY AND ISSUER.
     This statement relates to shares of common stock, par value $0.001 per share of Ormat Technologies, Inc., a Delaware corporation (the “Issuer”). The holders of common stock vote on the election of the Issuer’s directors and all other matters requiring stockholder action.
     The principal executive offices of the Issuer are located at 6225 Neil Road, Suite 300, Reno Nevada 89511.
Item 2. IDENTITY AND BACKGROUND.
(a)	This statement is being filed by Ormat Industries Ltd. (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is Industrial Area, P.O. Box 68, Yavne 81100, Israel.

(c)	The principal business of the Reporting Person is investing in renewable and alternative energy, including holding indirect investments in geothermal and recovered energy generation projects.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Funds for the purchase of the shares of common stock reported herein were derived from available capital of the Reporting Person.
Item 4. PURPOSE OF TRANSACTION
     Item 4 of this Schedule 13D is hereby amended to include the following information:
     The Reporting Person purchased the shares of common stock reported herein for investment purposes.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 of this Schedule 13D is hereby amended to include the following information:
(a)	The Reporting Person owns 26,449,617 shares of common stock of the Issuer. Based on information provided to the Reporting Person by the Issuer, this number represents approximately 58.22% of the outstanding shares of the Issuer’s common stock as of the date of this statement.

(b)	The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the 26,449,617 shares of common stock of the Issuer that the Reporting Person owns.

(c)	The table below sets forth purchases of the shares of the Issuer’s common stock by the Reporting Person during the last 60 days. All of such purchases were effected by the Reporting Issuer in broker transactions on the New York Stock Exchange.

		Approximate
		Price
		Per Share ($)
	Amount of	(net of
Date	Shares	commissions)
May 10, 2010	74,800	$29.4876
May 11, 2010	29,222	$29.8436
May 14, 2010	74,800	$29.7537
May 17, 2010	71,800	$30.0726
May 18, 2010	74,100	$29.9680
May 19, 2010	74,300	$28.8935
May 20, 2010	74,300	$27.7185
May 21, 2010	74,058	$26.9054
May 24, 2010	82,400	$27.5655
May 25, 2010	82,400	$26.6335
May 26, 2010	74,000	$27.4689
May 27, 2010	70,000	$28.1182
May 28, 2010	51,500	$28.6718
June 1, 2010	80,000	$28.1049
June 2, 2010	11,937	$26.9844
(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not Applicable.
Item 6. CONTRACTS ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Item 6 of this Schedule 13D is hereby amended to include the following information:
          Not Applicable.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.
     Item 7 of this Schedule 13D is hereby amended to include the following information:
          Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
Dated: June 3, 2010

Ormat Industries Ltd.
/s/ Yehudit Bronicki
Name:	Yehudit Bronicki
Title:	Chief Executive Officer

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